UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

__________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated May 8, 2024.

2.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024.

Item 1

Earnings Release Q1 2024

Luxembourg, May 8, 2024

Millicom (Tigo) Q1 2024 Earnings Release

Highlights*

•	Revenue grew 8.6% driven by Service revenue up 8.8%, due to stronger currencies and organic growth of 3.8%, up from 3.2% in Q4 attributable to large B2B contracts in Panama and a return to positive growth in Guatemala.

•	Operating profit increased 70.6%, reflecting the revenue increase and a 3.4% decline in operating expenses, while EBITDA grew 24.5% (20.0% organically) despite $30 million of restructuring costs incurred in the period.

•	Colombia EBITDA rose 50.3% (24.2% organically) with a record EBITDA margin of 36.5% despite an $18 million restructuring charge. Excluding this one-off, Colombia's EBITDA margin was 41.4%.

•	Operating cash flow rose 53.0% organically to $519 million, reflecting both the robust EBITDA growth and a 38.9% reduction in capex due mostly to slower phasing of investments in 2024 compared to 2023.

•	Net income of $92 million in Q1 2024 was up strongly from $3 million in Q1 2023, reflecting the significant increase in operating profit.

•	Leverage declined to 3.10x at the end of March 2024 from 3.29x at year-end 2023.

Financial highlights ($ millions)	Q1 2024	Q1 2023	% change	Organic % Change
Revenue	1,487	1,369	8.6%	3.8%
Operating Profit	324	190	70.6%
Net Profit	92	3	NM
Non-IFRS measures (*)
Service Revenue	1,376	1,264	8.8%	3.8%
EBITDA	632	507	24.5%	20.0%
Capex	113	185	(38.9)%
Operating Cash Flow	519	322	61.0%	53.0%
Equity Free Cash Flow	1	(133)	NM

*See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"I am very pleased to report that 2024 is off to a good start, as the combination of key investments and strategic initiatives implemented over the last several years, combined with savings from both phases of Project Everest, produced strong Q1 performance on many fronts:

•	EBITDA grew 20% organically, with all countries up between 8% and 26%;

•	OCF grew even faster, up 53% organically, as we optimized investment and benefited from favorable phasing;

•	Colombia EBITDA margin hit a new record and is on track to generate positive and sustainable EFCF in 2024, after years of heavy investment;

•	Guatemala returned to positive service revenue and EBITDA growth, aided by improved mobile pricing; and,

•	Panama cemented its market leadership with record postpaid mobile net additions, as the third mobile operator ceased operations on April 20.

Q1 benefited from large B2B contracts, favorable capex phasing, stronger FX and other tailwinds, yet Q1 results demonstrate the cash flow generation potential of the business, and strengthen our ability to achieve our 2024 Equity Free Cash Flow target of $550 million.

As recently-communicated, Millicom's Board of Directors appointed Marcelo Benitez to succeed me as Millicom's next CEO. I will continue as Chair of the Board of Directors, subject to shareholder approval at the upcoming AGM. The entire Board and I look forward to working with Marcelo to ensure a smooth transition and continued success in his incredible journey with Millicom over the past 30 years."

Earnings Release Q1 2024

Financial Targets

Millicom targets Equity free cash flow of around $550 million in 2024. Excluded from this target are (1) any cash proceeds and related taxes stemming from a potential Lati transaction and (2) cash proceeds from the Colombia tower transaction.

Subsequent Events

On April 2, 2024, MIC SA completed the issuance of 7.375% $450 million Senior Notes due 2032. A portion of the net proceeds was used to repay in full $200 million of certain bank loans with DNB.

On April 25, 2024, our Colombian operation issued a COP160 billion (approximately $40 million) three-year bond with a fixed interest rate of 17.0% payable in Colombian pesos.

During April 2024, we continued to repurchase bonds in the secondary markets. The aggregate principal value repurchased during the month was $15 million of MICSAs 2028s and $25 million of the Telecel 2027s.

As part of the share repurchase program launched during Q4 2023, Millicom has continued to repurchase shares in April 2024, acquiring an additional 147,105 shares during the month.

Group Quarterly Financial Review - Q1 2024

Income statement data (IFRS) $ millions (except EPS in $ per share)	Q1 2024	Q1 2023	% change
Revenue	1,487	1,369	8.6%
Equipment, programming and other direct costs	(382)	(372)	(2.8)%
Operating expenses	(473)	(490)	3.4%
Depreciation	(247)	(244)	(1.3)%
Amortization	(87)	(87)	0.3%
Share of profit in Honduras joint venture	13	11	20.3%
Other operating income (expenses), net	13	2	NM
Operating profit	324	190	70.6%
Net financial expenses	(164)	(166)	1.0%
Other non-operating income, (expense) net	(7)	19	NM
Gains/(losses) from other JVs and associates, net	—	(4)	NM
Profit before tax	153	39	NM
Net tax expense	(71)	(59)	(18.8)%
Non-controlling interests	10	23	(56.8)%
Net profit for the period	92	3	NM
Weighted average shares outstanding (millions)	171.35	170.91	0.3%
EPS	0.54	0.02	NM

In Q1 2024, revenue increased 8.6% year-on-year, reflecting organic growth in most countries and the effect of the stronger Colombian peso and the Costa Rican colon. Excluding the effect of foreign exchange rates, revenue and service revenue both increased 3.8%.

Equipment, programming and other direct costs increased 2.8% due to costs associated with two large B2B projects in Panama, which more than offset lower programming costs, as we streamlined our offerings. Operating expenses declined $17 million, or 3.4% year-on-year, as savings from Project Everest more than offset the impact of inflation and foreign exchange movements as well as $30 million of restructuring charges.

2

Earnings Release Q1 2024

Depreciation increased 1.3% year-on-year to $247 million, as the effect of the stronger Colombian peso more than offset a decline in local currency terms due to a longer assumed useful life of tower assets and to a decline in customer premise equipment investment. Amortization was stable at $87 million.

Share of profit in our Honduras joint venture increased 20.3% to $13 million, as improved operating performance and lower depreciation were partially offset by severance costs in that country. Other operating income of $13 million reflects a gain on the sale of towers in Colombia.

As a result of these and other factors, operating profit increased $134 million, or 70.6%, year-on-year to $324 million.

Net financial expenses declined by $2 million year-on-year to $164 million, as income on bond purchases was largely offset by the impact of a stronger Colombian peso on the net interest expense at our Colombia subsidiary.

Other non-operating expense of $7 million related to foreign exchange losses, mostly in Paraguay, and compares to income of $19 million in Q1 2023 due to foreign exchange gains in that period.

Tax expense of $71 million in Q1 2024 increased from $59 million in Q1 2023 mostly reflecting the increase in profitability. Non-controlling interests of $10 million in Q1 2024 compares to $23 million in Q1 2023, reflecting our partner's share of net losses in both years in Colombia.

As a result of the above items, net profit attributable to owners of the company was $92 million ($0.54 per share), compared to a net profit of $3 million ($0.02 per share) in Q1 2023. The weighted average number of shares outstanding during the quarter was 171.35 million. As of March 31, 2024, there were 172.10 million shares issued and outstanding, including 0.71 million held as treasury shares.

Cash Flow

Cash flow data* ($ millions)	Q1 2024	Q1 2023	% change
EBITDA	632	507	24.5%
Cash capex (excluding spectrum and licenses)	(133)	(289)	53.9%
Spectrum paid	(78)	(53)	(48.6)%
Changes in working capital	(202)	(124)	(63.2)%
Other non-cash items	10	13	(24.8)%
Taxes paid	(38)	(37)	(1.4)%
Operating free cash flow	190	17	NM
Finance charges paid, net	(132)	(129)	(2.8)%
Lease payments, net	(71)	(69)	(3.5)%
Free cash flow	(14)	(180)	92.3%
Repatriation from joint ventures and associates	15	48	(68.3)%
Dividends and advances to non-controlling interests	—	—	NM
Equity free cash flow	1	(133)	NM

* See page 10 for a description of non-IFRS measures discussed in the above table.

3

Earnings Release Q1 2024

Equity Free Cash Flow (EFCF) in Q1 2024 was $1 million, compared to an outflow of $133 million in Q1 2023. The $134 million improvement in EFCF over the past year is explained primarily by the following items:

Positives:

•	$156 million reduction in cash capex, reflecting lower levels of commercial activity and investment in our Home business unit, especially in Colombia and Bolivia, as well as $39 million of gross proceeds from the Colombia tower sale; and,

•	$125 million increase in EBITDA due to service revenue growth and savings from Project Everest.

Detractors:

•	$78 million increase in working capital, mostly due to severance and other expenses booked in Q4 2023 but paid in Q1 2024;

•	$26 million increase in spectrum payments related to the 1900 MHz band in Colombia; and,

•	$33 million decline in repatriation from joint ventures and associates, reflecting an accelerated payment schedule in 2023 as well as the impact of foreign exchange controls which limited our Honduras joint venture's ability to pay dividend advances during Q1 2024.

Debt

($ millions)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
USD Debt	3,746	3,859	3,905	3,905	4,103
Local Currency Debt	2,785	2,819	2,817	2,829	2,742
Gross Debt	6,530	6,678	6,721	6,735	6,845
Derivatives & Vendor Financing	66	58	53	51	42
Less: Cash	622	780	765	703	904
Net Debt*	5,975	5,956	6,009	6,083	5,983
EBITDAaL* (LTM)	1,926	1,812	1,809	1,819	1,882
Leverage*	3.10x	3.29x	3.32x	3.34x	3.18x

*  Net Debt, EBITDAaL and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

During the quarter, gross debt declined $148 million to $6,530 million as of March 31, 2024, compared to $6,678 million as of December 31, 2023, as a result of debt repayments and repurchases. During the quarter, we repurchased and cancelled approximately $132 million aggregate principal value of our bonds1 for approximately $117 million, consistent with our deleveraging goals.

As of the end of Q1 2024, 43% of gross debt was in local currency2 , while 79% of our debt was at fixed rates3 with an average maturity of 4.5 years. Approximately 64% of gross debt was held at our operating entities, while the remaining 36% was at the corporate level. The average interest rate on our debt was 6.5%. On our dollar-denominated debt4, the average interest rate was 5.7% with an average maturity of 4.9 years.

Cash was $622 million as of March 31, 2024, a decrease of $159 million compared to $780 million as of December 31, 2023, and 65% was held in U.S. dollars. As a result, our net debt was $5,975 million as of March 31, 2024, an increase of $19 million during the quarter, due to share repurchases of $27 million, partially offset by the $15 million discount on bond repurchases. Leverage (net debt to EBITDAaL) was 3.10x as of March 31, 2024, down from 3.29x as of December 31, 2023, with the decline due to the significant improvement in EBITDAaL over the last 12 months.

____________________

1 Including MICSA, Comcel and Cable Onda bonds

2 Or swapped for local currency

3 Or swapped for fixed rates

4 Including SEK denominated bonds that have been swapped into US dollars.

4

Earnings Release Q1 2024

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1.  Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2.  Fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment remained relatively stable during the period, with little movement in average foreign exchange rates, with the exception of the Costa Rica colón and Colombian peso, which both appreciated approximately 3% during the quarter, having appreciated approximately 10% and 22%, respectively, over the past year. Foreign exchange rates and movements are presented on page 13.

Key Performance Indicators

During Q1 2024, our mobile customer base increased by 16,000 to end at 40.7 million. Postpaid continued to perform very strongly with net additions of 214,000 in Q1, our strongest performance since seasonally-strong Q4 of 2022. In Colombia, we added 133,000 postpaid customers, as we continued to gain customers reflecting our superior network quality and value proposition. Mobile ARPU increased 8.6% year-on-year, with every country seeing positive ARPU growth in local currency terms.

At the end of Q1 2024, our fixed networks passed 13.4 million homes, an increase of 52,000 during the quarter. HFC/ FTTH customer relationships declined 13,000 in Q1 2024. Many countries experienced positive customer net additions, while Colombia saw a significant improvement in churn and fewer customer losses during the quarter, even as we continued to prioritize pricing and investment discipline in that market. Home ARPU increased 9.5% year-on- year, with Colombia up almost 10% in local currency and by more than 30% in U.S. dollar terms.

Key Performance Indicators* (‘000)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q1 2024 vs Q1 2023
Mobile customers	40,681	40,665	40,767	40,600	40,565	0.3%
Of which 4G customers	22,349	22,350	21,521	21,201	20,971	6.6%
Of which postpaid subscribers	7,344	7,130	6,938	6,739	6,550	12.1%
Mobile ARPU ($)	6.3	6.2	6.1	6.0	5.8	8.6%
Homes passed	13,400	13,348	13,249	13,097	13,001	3.1%
Of which HFC/FTTH	13,169	13,112	13,005	12,836	12,731	3.4%
Customer relationships	4,392	4,435	4,554	4,660	4,776	(8.0)%
Of which HFC/FTTH	3,855	3,868	3,947	4,033	4,124	(6.5)%
HFC/FTTH revenue generating units	8,165	8,619	8,360	8,545	8,683	(6.0)%
Of which Broadband Internet	3,602	3,602	3,663	3,727	3,768	(4.4)%
Home ARPU ($)	28.3	28.1	27.6	26.7	25.9	9.5%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

5

Earnings Release Q1 2024

Financial indicators

In Q1 2024, revenue increased 8.6% year-on-year to $1,487 million, while service revenue increased 8.8% to $1,376 million. Excluding currency movements, organic service revenue growth was up 3.8% year-on-year, with Mobile up 5.3%, fueled by ARPU growth, while Fixed and other services grew 2.3%. The performance in Fixed largely reflects mid-teen growth in B2B, which more than offset a decline in our Home business during the quarter.

EBITDA was $632 million, up 24.5% year-on-year. Excluding the impact of foreign exchange, EBITDA increased 20.0% organically year-on-year. Included in EBITDA were $30 million of one-off restructuring charges.

Capex was $113 million in the quarter, down 38.9% year-on-year, as we continue to optimize capital investment in all our operations. The capex decline also reflected different phasing in our 2024 investment plans compared to 2023.

Operating Cash Flow (OCF) increased 61.0% year-on-year to $519 million in Q1 2024 from $322 million in Q1 2023.

Financial Highlights* ($m, unless otherwise stated)	Q1 2024	Q1 2023	% change	Organic % change
Revenue	1,487	1,369	8.6%	3.8%
Service revenue	1,376	1,264	8.8%	3.8%
Mobile	787	721	9.1%
Fixed and other services	572	526	8.8%
Other	17	17	0.9%
EBITDA	632	507	24.5%	20.0%
EBITDA margin	42.5%	37.0%	5.4 pt
Capex	113	185	(38.9)%
OCF	519	322	61.0%	53.0%

*  Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

•	Guatemala service revenue grew 2.0%, while EBITDA increased 7.9%, in local currency terms, a material improvement from recent trends, driven by ARPU growth in Mobile.

•	Colombia service revenue was flat in local currency as high-single digit growth in Mobile offset a decline in Home. EBITDA growth accelerated to 24.2% organically due to both Mobile service revenue growth and continued Home price discipline, as well as savings from Project Everest. The EBITDA margin of 36.5% was a new record. Excluding severance, EBITDA margin would have been 41.4%.

•	Paraguay had a 12th consecutive quarter of positive service revenue growth, up 4.3% in local currency, with all business units contributing. EBITDA grew 14.1% organically, and the EBITDA margin was 48.3%.

•	Panama service revenue grew 17.8%, fueled by large B2B contracts, as well as strong growth in Mobile, while EBITDA grew 26.1% year-on-year. During the quarter, the regulator announced that it would wind-down operations of Digicel on April 20, 2024, after unsuccessfully trying to sell the country's third mobile operator since taking it over two years ago.

•	Bolivia service revenue was flat, with growth in Mobile and B2B offset by a decline in Home, where we continue to prioritize price discipline. EBITDA increased 12.7% due to savings from Project Everest and reduced commercial activity in Home. During the quarter, we continued to experience challenges in converting Bolivianos to U.S. dollars to pay some of our suppliers, forcing us to delay payments totaling approximately $16 million as of March 31, 2024.

6

Earnings Release Q1 2024

•	Service revenue in our Other segment, comprised of El Salvador, Nicaragua and Costa Rica, increased 5.4%, as growth in Mobile and B2B more than offset a decline in Home. EBITDA increased 17.8% driven by revenue growth and savings from Project Everest.

•	Honduras joint venture (not consolidated) service revenue grew 2.8%, while EBITDA rose 10.2% in local currency. As in Bolivia, currency controls introduced over the past year have limited our joint venture's ability to purchase U.S. dollars, impacting the payment of dividend advances to shareholders.

ESG highlights – Q1 2024

On March 12, we published our 2023 Annual Report, providing a comprehensive overview of our financial performance, corporate governance, and environmental, social, and governance (ESG) initiatives. Aligned with our commitment to transparency and sustainability, we simultaneously published the SASB and GRI indices.

Environment

Likewise during the first quarter, Millicom received the 2023 CDP (formerly Carbon Disclosure Project) rating, maintaining our B score and an unchanged AA rating from MSCI; reflecting our ongoing efforts to measure and manage our environmental impact, mitigate climate risks, and capitalize on opportunities arising from the transition to a low-carbon economy.

Society

Conectadas, our education and digital inclusion program aimed at fostering mobile internet usage and skill development among women trained over 30,000 women in Q1 2024. We provided training to over 1,000 educators via our Maestr@s Conectad@s program, while our Conéctate Segur@ program has positively impacted the lives of more than 15,000 children, 1,000 teachers, and 10,000 parents and caregivers through training and education.

Governance

Aude Durand joined the Board of Millicom on February 26, 2024. On March 22, 2024, Millicom announced that Sheldon Bruha would be stepping down from the role of Chief Financial Officer. He is succeeded by Bart Vanhaeren beginning on April 15, 2024.

On April 23, 2024, Millicom published its convening notice for the annual general meeting (AGM) and an extraordinary general meeting (EGM) of shareholders that will take place on May 23, 2024. Millicom’s Nomination Committee proposed to the AGM, the election of Maxime Lombardini and Justine Dimovic as new Directors of the Board; the re-election of María Teresa Arnal Machado, Bruce Churchill, Aude Durand, Tomas Eliasson, Mauricio Ramos, Thomas Reynaud, and Blanca Treviño de Vega as Directors of the Board; and the election of Mauricio Ramos as Chair of the Board. Ms. Pernille Erenbjerg and Mr. Michael Golan have declined re-election.

On April 25, Millicom's Board of Directors announced the appointment of Marcelo Benitez as CEO of Millicom, effective June 1. Benitez has had a distinguished career with Millicom, having joined the company in Paraguay nearly 30 years ago and risen through the Company’s ranks to his most recent role as CEO of TIGO Panama.

Compliance

During Q1, we designed the Compliance KPIs for 2024, which will have a remunerative effect on country General Managers and other bonus-eligible employees. These KPIs are largely the same as in 2023, in order to maintain consistency and alignment, with some incremental changes to support adoption of new program elements or direct additional focus into specific areas.

7

Earnings Release Q1 2024

Video conference details

A video conference to discuss these results will take place on May 8 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 822-3803-6738. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2024

Date	Event
May 23, 2024	AGM & EGM
August 8, 2024	Q2 2024 results
November 7, 2024	Q3 2024 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,500 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on May 8, 2024.

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Earnings Release Q1 2024

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

9

Earnings Release Q1 2024

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (Last twelve month) EBITDAaL, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations. Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs. Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2023 Annual Report for a list and description of non-IFRS measures.

10

Earnings Release Q1 2024

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue Q1 2024	Service Revenue Q1 2024	EBITDA Q1 2024	OCF Q1 2024
A- Current period	1,487	1,376	632	519
B- Prior year period	1,369	1,264	507	322
C- Reported growth (A/B)	8.6%	8.8%	24.5%	61.0%
D- FX and other*	4.8%	5.1%	4.5%	8.0%
E- Organic Growth (C-D)	3.8%	3.8%	20.0%	53.0%

* Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

EBITDA after Leases reconciliation

EBITDA after Leases Reconciliation	Q1 2024	Q4 2023	Q3 2023	Q2 2023
EBITDA	632	557	533	515
Depreciation of right-of-use assets	(51)	(48)	(47)	(45)
Interest expense on leases	(30)	(29)	(30)	(30)
EBITDA after Leases	551	479	456	440

One-off Summary - Items above EBITDA

Everest restructuring ($ millions)	Q1 2024	Q1 2023
Colombia	(18)	(7)
Corporate & Others	(12)	(8)
Group Total	(30)	(15)

ARPU reconciliations

Mobile ARPU Reconciliation	Q1 2024	Q1 2023
Mobile service revenue ($m)	787	721
Mobile service revenue ($m) from non-Tigo customers ($m) *	(14)	(12)
Mobile service revenue ($m) from Tigo customers (A)	773	709
Mobile customers - end of period (000)	40,681	40,565
Mobile customers - average (000) (B) **	40,673	40,570
Mobile ARPU (USD/Month) (A/B/number of months)	6.3	5.8

*   Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

11

Earnings Release Q1 2024

Home ARPU Reconciliation	Q1 2024	Q1 2023
Home service revenue ($m)	382	379
Home service revenue ($m) from non-Tigo customers ($m) *	(7)	(7)
Home service revenue ($m) from Tigo customers (A)	375	372
Customer Relationships - end of period (000) **	4,392	4,776
Customer Relationships - average (000) (B) ***	4,413	4,793
Home ARPU (USD/Month) (A/B/number of months)	28.3	25.9

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q1 2024	Q1 2023
EBITDA	632	507
(-)Capex (Ex. Spectrum)	113	185
OCF	519	322

Capex Reconciliation

Capex Reconciliation	Q1 2024	Q1 2023
Consolidated:
Additions to property, plant and equipment	89	154
Additions to licenses and other intangibles	91	302
Of which spectrum and license costs	67	271
Total consolidated additions	180	456
Of which capital expenditures related to headquarters	—	1

12

Earnings Release Q1 2024

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 2024	Q1 2023
Net cash provided by operating activities	240	201
Purchase of property, plant and equipment	(131)	(228)
Proceeds from sale of property, plant and equipment	39	3
Purchase of intangible assets and licenses	(41)	(64)
Purchase of spectrum and licenses	(78)	(53)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	161	157
Operating free cash flow	190	17
Interest (paid), net	(161)	(157)
Lease Principal Repayments	(42)	(40)
Free cash flow	(14)	(180)
Repatriation from joint ventures and associates	15	48
Dividends paid to non-controlling interests	—	—
Equity free cash flow	1	(133)

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 24	Q4 23	QoQ	Q1 23	YoY	Q1 24	Q4 23	QoQ	Q1 23	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,881	3,979	2.5%	4,719	21.6%	3,842	3,822	(0.5)%	4,627	20.4%
Costa Rica	CRC	517	535	3.4%	567	9.7%	507	527	4.0%	546	7.8%
Guatemala	GTQ	7.81	7.84	0.3%	7.83	0.2%	7.79	7.83	0.5%	7.80	0.2%
Honduras	HNL	24.72	24.72	0.0%	24.64	(0.3)%	24.73	24.71	(0.1)%	24.64	(0.3)%
Nicaragua	NIO	36.62	36.58	(0.1)%	36.30	(0.9)%	36.62	36.62	0.0%	36.35	(0.7)%
Paraguay	PYG	7,316	7,367	0.7%	7,269	(0.6)%	7,399	7,278	(1.6)%	7,195	(2.7)%

13

Item 2

Millicom International Cellular S.A.

For the three-month period ended March 31, 2024

May 8, 2024

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2024

in millions of U.S. dollars except per share data Continuing Operations	Notes	Three months ended March 31, 2024	Three months ended March 31, 2023
Revenue	5	1,487	1,369
Equipment, programming and other direct costs		(382)	(372)
Operating expenses		(473)	(490)
Depreciation		(247)	(244)
Amortization		(87)	(87)
Share of profit in Honduras joint venture	8	13	11
Other operating income (expenses), net		13	2
Operating profit		324	190
Interest and other financial expenses	11	(183)	(170)
Interest and other financial income		19	5
Other non-operating (expenses) income, net	6	(7)	19
Profit (loss) from other joint ventures and associates, net		—	(4)
Profit before taxes from continuing operations		153	39
Tax expense		(71)	(59)
Net profit (loss) for the period		82	(20)

Attributable to:
Owners of the Company		92	3
Non-controlling interests		(10)	(23)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	0.54	0.02
Diluted ($ per share)	7	0.53	0.02

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2024

	Three months ended	Three months ended
in millions of U.S. dollars	March 31, 2024	March 31, 2023
Net profit (loss) for the period	82	(20)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	9	11
Change in value of cash flow hedges, net of tax effects	(3)	(5)
Total comprehensive income (loss) for the period	88	(14)

Attributable to:
Owners of the Company	98	11
Non-controlling interests	(10)	(25)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statement of financial position as at March 31, 2024

in millions of U.S. dollars	Notes	March 31, 2024	December 31, 2023
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	6,953	7,785
Property, plant and equipment, net	4, 9	2,884	3,107
Right of use assets, net		941	896
Investment in Honduras joint venture	8	589	576
Contract costs, net		12	12
Deferred tax assets		141	141
Other non-current assets		89	84
TOTAL NON-CURRENT ASSETS		11,608	12,601

CURRENT ASSETS
Inventories		59	45
Trade receivables, net		431	443
Contract assets, net		80	82
Amounts due from non-controlling interests, associates and joint ventures		14	12
Derivative financial instruments	13	5	6
Prepayments and accrued income		238	168
Current income tax assets		113	118
Supplier advances for capital expenditure		22	21
Other current assets		164	190
Restricted cash		53	56
Cash and cash equivalents		622	775
TOTAL CURRENT ASSETS		1,802	1,915
Assets held for sale	4	943	—
TOTAL ASSETS		14,353	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statement of financial position as at March 31, 2024 (continued)

in millions of U.S. dollars	Notes	March 31, 2024	December 31, 2023
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,325	1,334
Treasury shares		(14)	(8)
Other reserves		(525)	(500)
Retained profits		2,725	2,785
Net profit/ (loss) for the period attributable to owners of the Company		92	(82)
Equity attributable to owners of the Company		3,603	3,529
Non-controlling interests		(94)	(84)
TOTAL EQUITY		3,509	3,445

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,094	6,476
Lease liabilities	4	937	854
Derivative financial instruments	13	59	46
Amounts due to non-controlling interests, associates and joint ventures		22	12
Payables and accruals for capital expenditure	10	81	885
Provisions and other non-current liabilities		318	330
Deferred tax liabilities		140	140
TOTAL NON-CURRENT LIABILITIES		7,650	8,742

CURRENT LIABILITIES
Debt and financing	11	449	221
Lease liabilities		203	189
Put option liability		86	86
Payables and accruals for capital expenditure		210	314
Other trade payables		312	390
Amounts due to non-controlling interests, associates and joint ventures		61	62
Accrued interest and other expenses		458	444
Current income tax liabilities		120	93
Contract liabilities		109	156
Provisions and other current liabilities		330	374
TOTAL CURRENT LIABILITIES		2,338	2,329
Liabilities directly associated with assets held for sale	4	857	—
TOTAL LIABILITIES		10,845	11,071
TOTAL EQUITY AND LIABILITIES		14,353	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statement of cash flows for the period ended March 31, 2024

in millions of U.S. dollars	Notes	March 31, 2024	March 31, 2023
Cash flows from operating activities
Profit before taxes		153	39
Adjustments to reconcile to net cash:
Interest expense on leases		30	29
Interest expense on debt and other financing		153	142
Interest and other financial income		(19)	(5)
Adjustments for non-cash items:
Depreciation and amortization		334	331
Share of profit in Honduras joint venture	8	(13)	(11)
Gain on disposal and impairment of assets, net		(13)	(2)
Share-based compensation		10	13
Loss from other associates and joint ventures, net		—	4
Other non-cash non-operating (income) expenses, net	6	7	(19)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(56)	(100)
Decrease (increase) in inventories		(15)	(14)
Increase (decrease) in trade and other payables, net		(85)	(6)
Changes in contract assets, liabilities and costs, net		(47)	(3)
Total changes in working capital		(202)	(124)
Interest paid on leases		(29)	(29)
Interest paid on debt and other financing		(150)	(134)
Interest received		18	5
Taxes paid		(38)	(37)
Net cash provided by operating activities		240	201
Cash flows from investing activities:
Purchase of spectrum and licenses	10	(78)	(53)
Purchase of other intangible assets	10	(41)	(64)
Purchase of property, plant and equipment	9	(131)	(228)
Proceeds from sale of property, plant and equipment	9	39	3
Dividends and dividend advances received from joint ventures and associates		8	42
Transfer (to) / from pledge deposits, net		5	—
Loans granted within the Tigo Money lending activity, net		(1)	(2)
Cash (used in) provided by other investing activities, net		7	5
Net cash used in investing activities		(192)	(297)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2024 (continued)

in millions of U.S. dollars	Notes	March 31, 2024	March 31, 2023
Cash flows from financing activities:
Proceeds from debt and other financing	11	22	15
Repayment of debt and other financing	11	(155)	(17)
Lease capital repayment		(42)	(40)
Share repurchase program		(27)	—
Net cash from (used in) financing activities		(202)	(43)
Exchange impact on cash and cash equivalents, net		1	2
Net increase (decrease) in cash and cash equivalents		(153)	(136)
Cash and cash equivalents at the beginning of the year		775	1,039
Cash and cash equivalents at the end of the period		622	903

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2024

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on January 1, 2023	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income for the year	—	—	—	—	—	3	7	11	(25)	(14)
Purchase of treasury shares(ii)	—	(33)	—	—	(1)	1	—	—	—	—
Share based compensation	—	—	—	—	—	—	13	13	—	13
Issuance of shares under share-based payment schemes	—	71	—	—	3	—	(2)	—	—	—
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Balance on March 31, 2023	172,096	(1,175)	258	1,085	(46)	2,871	(541)	3,627	4	3,632
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	92	6	98	(10)	88
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares(ii)	—	(1,824)	—	—	(34)	1	—	(33)	—	(33)
Share based compensation	—	—	—	—	—	—	9	9	—	10
Issuance of shares under share-based payment schemes	—	1,488	—	(9)	29	21	(41)	—	—	—
Balance on March 31, 2024	172,096	(706)	258	1,067	(14)	2,817	(525)	3,603	(94)	3,509

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at March 31, 2024, $498 million (2023: $481 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2024, Millicom repurchased 1,472,620 shares for a total amount of $27 million and withheld approximately 351,295 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2023: 33,290 shares withheld).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On May 7, 2024, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2023 consolidated financial statements, except for the changes described in items III below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback': The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

◦	Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements' (not yet endorsed by the EU): These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

The following changes to standards are effective for annual periods starting on January 1, 2025 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (not yet endorsed by the EU): These amendments help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

2. SUMMARY OF ACCOUNTING POLICIES (continued)

The following standards are effective for annual periods starting on January 1, 2027 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON- CONTROLLING INTERESTS

Acquisitions or Disposals for the three-month period ended March 31, 2024

There were no material acquisitions or disposals during the three-month period ended March 31, 2024.

Acquisitions or Disposal in 2023

There were no material acquisitions or disposals during the year ended December 31, 2023.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale- Summary

Assets and liabilities reclassified as held for sale ($ millions)	March 31, 2024	December 31, 2023
Towers sale in Colombia related to the second batch	14	—
Mobile network sharing agreement in Colombia	929	—
Total assets of held for sale	943	—
Towers sale in Colombia related to the second batch	2	—
Mobile network sharing agreement in Colombia	855
Total liabilities directly associated with assets held for sale	857	—
Net assets held for sale / book value	86	—

Assets held for sale - Towers sale in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $19 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex is intended to happen in two batches as follows:

•	First batch (occurred on March 14, 2024): 759 towers were sold, generating proceeds of $38 million, net of transaction costs, for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $48 million related to the towers sold and leased back.

•	Second batch (expected in August 2024): The remaining 373 towers are intended to be sold. In accordance with IFRS 5 the remaining towers have been reclassified as assets held for sale and their depreciation has stopped.

Assets held for sale - Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. This collaboration is subject to certain third party approvals which are still in progress and will involve two new joint arrangements:

•	A 'NetCo': This company will hold and manage the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator will own 50% of NetCo.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

•	A 'Unión Temporal': This temporary joint arrangement will manage the spectrum licenses and related liabilities. Similarly, ownership will be split 50/50 between the two operators.

In accordance with IFRS 5, certain assets and related liabilities have been reclassified as "held for sale" and depreciation has been stopped for the following assets and liabilities

•	RAN assets (equipment used by NetCo);

•	Spectrum licenses and related liabilities (managed by the Union Temporal)

The agreement between Tigo Colombia and ColTel does not currently include how they will handle site lease agreements. Because of this, the assets and liabilities related to these leases have not been classified as "held for sale" yet.

Discontinued operations -Tanzania

As per the sale agreement, the initial sale price (which is still subject to final price adjustment) was adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provided an IPO adjustment clause which expired on April 5, 2024.

As of March 31, 2024, no additional provisions have been made by management in respect of the aforementioned items.

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.

The General Managers of the operations report to the Group President and COO in the case of Guatemala and Colombia and to the Group Chief Commercial and Technology Officer in the case of the rest of the operations, who, together with the Group Chief Executive Officer (CEO) and Group Chief Financial Officer (CFO) form the ‘Chief Operating Decision Maker’ (“CODM”).

Millicom's CODM assesses performance and allocates resources based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Remuneration Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.

Before the organizational changes which took place in the second half of 2023 (as further explained in the 2023 Group's Annual Report), the Group reported a single segment, the Group Segment. As aforementioned, and since 2023 year-end, the Group considers the individual countries it operates in as its operating and reportable segments, and the below comparative information has been re-presented accordingly.

Revenue, Service revenue, EBITDA, capital expenditures and other segment information for the three-month periods ended March 31, 2024, and 2023 are shown on the below:

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

5. SEGMENT INFORMATION (continued)

Three months ended March 31, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	341	346	187	150	145	137	219	1,526	(150)	1,376
Telephone and equipment revenue	57	9	23	2	8	5	16	120	(8)	112
Revenue	398	355	209	152	153	142	235	1,645	(158)	1,487
Inter-segment revenue	2	—	1	—	1	1	2	7	n/a	n/a
Revenue from external customers	396	355	209	152	151	141	233	1,638	n/a	n/a
EBITDA(ii)	215	130	90	65	73	69	100	741	(109)	632
Capital expenditures(iii)	43	17	16	5	11	10	22	124	(11)	113

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the three-month periods ended March 31, 2024 and 2023 can be reconciled with notes 9 and 10 for amounts of $89 million and $24 million respectively (2023: $154 million and $31 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua and Costa Rica

Three months ended March 31, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	334	286	159	150	141	132	208	1,410	(146)	1,264
Telephone and equipment revenue	62	13	8	3	9	6	13	115	(9)	105
Revenue	396	298	167	153	150	139	221	1,524	(155)	1,369
Inter-segment revenue	2	1	1	—	1	1	2	7	n/a	n/a
Revenue from external customers	394	298	166	153	149	138	219	1,518	n/a	n/a
EBITDA(ii)	199	86	71	58	66	61	85	626	(119)	507
Capital expenditures(iii)	72	38	17	10	29	19	28	213	(28)	185

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

5. SEGMENT INFORMATION (Continued)

Reconciliation of EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Three months ended March 31,	Three months ended March 31,
	2024	2023
EBITDA for reportable segments	741	626
Depreciation	(247)	(244)
Amortization	(87)	(87)
Share of profit in Honduras joint venture	13	11
Other operating income (expenses), net	13	2
Interest and other financial expenses	(183)	(170)
Interest and other financial income	19	5
Other non-operating (expenses) income, net	(7)	19
Profit (loss) from other joint ventures and associates, net	—	(4)
Honduras as joint venture	(73)	(66)
Unallocated expenses and other reconciling items (i)	(37)	(53)
Profit before taxes from continuing operations	153	39

(i)	The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following

	Three months ended March 31,	Three months ended March 31,
in millions of U.S. dollars	2024	2023
Change in fair value of derivatives (Note 13)	—	(1)
Change in value of call option and put option liability	—	2
Exchange gains (losses), net	(7)	17
Other non-operating income (expenses), net	—	1
Total	(7)	19

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three months ended March 31, 2024	Three months ended March 31, 2023
Basic and Diluted
Net profit (loss) attributable to equity holders to determine the profit (loss) per share	92	3

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	171,349	170,908
Effect of dilutive share-based compensation plans	916	492
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,265	171,400

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company ...........	0.54	0.02
Diluted
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company............	0.53	0.02

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At March 31, 2024, the equity accounted net assets of our joint venture in Honduras totaled $401 million (December 31, 2023: $382 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2023: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2024, Millicom's joint venture in Honduras repatriated cash of $15 million under different forms (March 31, 2023: 48 million).

At March 31, 2024, Millicom had $76 million payable to the Honduras joint venture which were mainly comprised of advances (December 31, 2023: $68 million). In addition, as of March 31, 2024, Millicom had a total receivable from the Honduras joint venture of $11 million, (December 31, 2023: $9 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2024
Honduras (i)
Opening Balance at January 1, 2024	576
Millicom's share of the results for the period	13
Closing Balance at March 31, 2024	589

(i)	Share of profit is recognized under 'Share of profit in Honduras joint ventures' in the statement of income for the period ended March 31, 2024.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

9. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2024, Millicom added property, plant and equipment for $89 million (March 31, 2023: $154 million) and received $39 million from disposal of property, plant and equipment (March 31, 2023: $3 million), including $38 million, net of transaction costs, proceeds from the sale and lease back transaction between Tigo Colombia and Towernex (see note 4).

10. INTANGIBLE ASSETS

During the three-month period ended March 31, 2024, Millicom added intangible assets for $91 million of which $67 million related to spectrum and licenses, and $24 million to additions of other intangible assets (March 31, 2023: $302 million of which $271 million related to spectrum and licenses and $31 million to additions of other intangible assets) and did not receive any proceeds from disposal of intangible assets (March 31, 2023: nil).

On February 23, 2024, the Colombia's Ministerio de Tecnologias de la Informacion y las Comunicaciones ('MINTIC') granted the right to use a total of 80 MHz in the 3.5 GHz band to the Unión Temporal formed between Colombia Móvil S.A. E.S.P. - Colombia Telecomunicaciones S.A E.S.P. BIC (see note 4). The 50/50 Unión Temporal agreed a total notional consideration of COP 318 billion (equivalent to approximately US$81 million at initial date's exchange rate). This includes coverage and social obligations to provide internet to schools and delivery of satellite earth station filters. The license is valid for 20 years, expiring in 2044. The payment will be spread out in annual installments over the entire term and bear interest at a 24-month consumer price index (CPI) rate.

On February 28, 2024, the local regulator in Paraguay, Conatel, granted the renewal of spectrum in the 700 Mhz band operated by Tigo Paraguay, for a total cash consideration of $8 million and subject to certain social obligations. The license is valid for a period of 5 years, expiring in 2029.

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the three-month period ended March 31, 2024 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Luxembourg

During the three-month period ended March 31, 2024, Millicom repurchased and cancelled some of the 2031 USD 4.5% Senior Notes on the open market for a total nominal amount of approximately $17 million. The repurchase price discount of approximately $3 million towards the carrying value has been recognized as financial income.

Colombia

On February 20, 2024, UNE EPM Telecomunicaciones S.A. ("UNE") executed a COP 85 billion (approximately $21 million) working capital loan with Banco Colombia. The loan has a maturity of 1 year.

Guatemala

During the three-month period ended March 31, 2024, Comcel repurchased and cancelled some of the USD Comcel Senior Notes USD 5.125% on the open market for a total nominal amount of approximately $88 million. The repurchase price discount of approximately $9 million towards the carrying value has been recognized as financial income.

Bolivia

In February 2024, Tigo Bolivia early repaid two local bank loans of BOB 17 million and BOB 23 million (approximately $2 million and $3 million, respectively). Also on March 2024 Tigo Bolivia repaid a local bank loan of BOB 136 (approximately $20 million).

Panama

During the three-month period ended March 31, 2024, "Telecomunicaciones Digitales, S.A." repurchased and cancelled some of the USD 4.500% Senior Notes on the open market for a total amount of approximately $27 million. The repurchase price discount of approximately $3 million with the carrying value has been recognized as a financial income.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

11. FINANCIAL OBLIGATIONS (continued)

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2024 (i)	As at December 31, 2023 (i)
Due within:
One year	436	202
One-two years	426	445
Two-three years	836	836
Three-four years	1,275	1,002
Four-five years	1,182	1,002
After five years	2,374	3,191
Total debt and financing	6,530	6,678

(i)	Excluding vendor financing of $12 million, due within one year (December 31, 2023: $18 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2024 and December 31, 2023.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at March 31, 2024	As at December 31, 2023	As at March 31, 2024	As at December 31, 2023
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	27	15	2	1
1-3 years	302	322	—	—
3-5 years	158	169	—	—
Total	486	505	2	1

(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2024	Three months ended March 31, 2023
Interest expense on bonds and bank financing	(119)	(116)
Interest expense on leases	(30)	(29)
Others	(34)	(25)
Total interest and other financial expenses	(183)	(170)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2024, the total amount of claims brought against MIC SA and its subsidiaries is $304 million (December 31, 2023: $328 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2023: $9 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

12. COMMITMENTS AND CONTINGENCIES (Continued)

As at March 31, 2024, $14 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2023: $14 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2023: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

On February 13, 2024, the New York Supreme Court granted summary judgment in favor of a breach of contract claim filed by Telefónica after Millicom terminated the acquisition of Telefónica’s Costa Rican business in 2020. The Court also ruled in favor of Telefónica’s methodology for calculating prejudgment interest. As of the time of the issuance of this report, the Court has not yet determined the exact amount of damages, and a final judgment has not yet been entered. Millicom disagrees with the decision and continues to believe that it has strong arguments in its favor. Millicom plans to file an appeal of the ruling.

Taxation

At March 31, 2024, the tax risks exposure of the Group's subsidiaries is estimated at $278 million, for which provisions of $53 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2023: $279 million of which provisions of $52 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $123 million (December 31, 2023: $118 million) and $7 million (December 31, 2023: $7 million), respectively.

Capital commitments

At March 31, 2024, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $304 million of which $257 million are due within one year (December 31, 2023: $350 million of which $254 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $22 million of which $22 million are due within one year. (December 31, 2023: $18 million and $18 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2024 and December 31, 2023:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at March 31, 2024	As at December 31, 2023	As at March 31, 2024	As at December 31, 2023
Financial liabilities
Debt and financing (ii)	6,530	6,678	6,017	6,086

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)	Excluding vendor financing of $12 million (December 31, 2023: $18 million).

Derivative financial instruments

Currency and interest rate swap contracts

MIC SA entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $208 million and $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in May 2019 and January 2022 with maturity dates May 2024 and January 2027, respectively. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond and were settled against a cash payment of $26 million.

In January 2023, MIC SA also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026. These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

The fair value of the aforementioned swaps amounts to a liability of $59 million as of March 31, 2024 (December 31, 2023: a liability of $46 million).

The Group's operations in Colombia entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. The fair value of Colombia swaps amounted to an asset of $5 million as of March 31, 2024 (December 31, 2023: an asset of $6 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

13. FINANCIAL INSTRUMENTS (Continued)

As a result, the net fair value of the derivative financial instruments for the Group, as of March 31, 2024 amounted to a liability of $54 million (December 31, 2023: a liability of $40 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy. There are no other derivative financial instruments with a material fair value at March 31, 2024.

14. SUBSEQUENT EVENTS

7.375% $450 million Senior Notes due 2032

On April 2, 2024, MIC SA completed the issuance of its 7.375% $450 million Senior Notes due 2032 (the “Notes”). Millicom used a portion of the net proceeds from the issuance of the Notes to repay in full certain bank loans with DNB for $200 million, and aims to use the remaining net proceeds for the repayment,redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.

Share Repurchases

As part of the repurchase program launched during Q4 2023, Millicom has continued to repurchase shares in April 2024, acquiring an additional of 147,105 shares for a total amount of $3 million during the month.

Bond Repurchases

During April 2024, we continued to repurchase bonds in the secondary markets. Telecel Paraguay repurchased and cancelled some of its US$ 5.875% senior notes for a total nominal amount of approximately $25 million while MIC S.A. repurchased and cancelled

$15 million of its 5.125% 2028 senior notes.

Colombia Financing

On April 25, 2024, UNE issued a COP 160 billion (approximately $40 million) bond consisting of one tranche with a three year maturity. Interest rate is fixed at 17% and payable in Colombian peso. This bond is intended to refinance the Tranche A (for COP 160 billion) of the bond issued in May 2016, due in May 2024.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Three months ended March 31, 2024
Revenue	1,487	355	—	1,132
Equipment, programming and other direct costs	(382)	(92)	—	(291)
Operating expenses	(473)	(134)	1	(338)
Depreciation	(247)	(72)	—	(175)
Amortization	(87)	(25)	—	(62)
Share of profit in Honduras joint venture	13	—	—	13
Other operating income (expenses), net	13	12	—	—
Operating profit	324	46	1	279
Net financial expenses	(164)	(63)	2	(99)
Other non-operating (expenses) income, net	(7)	(1)	—	(6)
Profit (loss) from other joint ventures and associates, net	—	—	—	—
Profit (loss) before taxes from continuing operations	153	(19)	3	174
Tax expense	(71)	(2)	—	(69)
Profit (loss) from continuing operations	82	(20)	3	105
Profit (loss) from discontinued operations, net of tax	—	—	—	—
Net profit (loss) for the period	82	(20)	3	105

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
March 31, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6,953	345	—	6,608
Property, plant and equipment, net	2,884	727	—	2,157
Right of use assets, net	941	242	—	699
Investment in Honduras joint venture	589	—	—	589
Contract costs, net	12	—	—	12
Deferred tax assets	141	1	—	140
Other non-current assets	89	33	54	110
TOTAL NON-CURRENT ASSETS	11,608	1,348	54	10,314
CURRENT ASSETS
Inventories	59	9	—	50
Trade receivables, net	431	123	—	308
Contract assets, net	80	6	—	74
Amounts due from non-controlling interests, associates and joint ventures	14	5	—	9
Prepayments and accrued income	238	49	—	189
Current income tax assets	113	59	—	55
Supplier advances for capital expenditure	22	1	—	21
Other current assets	169	47	65	187
Restricted cash	53	1	—	52
Cash and cash equivalents	622	36	—	586
TOTAL CURRENT ASSETS	1,802	336	65	1,531
TOTAL ASSETS	14,353	2,627	119	11,845

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,325	—	—	1,325
Treasury shares	(14)	—	—	(14)
Other reserves	(525)	(374)	—	(151)
Retained profits	2,725	477	117	2,365
Net profit/ (loss) for the period/year attributable to owners of the Company	92	(10)	—	102
Equity attributable to owners of the Company	3,603	93	117	3,627
Non-controlling interests	(94)	(95)	—	1
TOTAL EQUITY	3,509	(2)	117	3,628
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	6,094	597	—	5,497
Lease liabilities	937	281	—	656
Derivative financial instruments	59	—	—	59
Amounts due to non-controlling interests, associates and joint ventures	22	54	—	(32)
Payables and accruals for capital expenditure	81	43	—	38
Other non-current liabilities - Total	318	152	—	166
Deferred tax liabilities	140	—	—	140
TOTAL NON-CURRENT LIABILITIES	7,650	1,126	—	6,524
Debt and financing	449	127	—	321
Lease liabilities	203	68	—	135
Put option liability	86	—	—	86
Payables and accruals for capital expenditure	210	52	—	159
Other trade payables	312	91	—	221
Amounts due to non-controlling interests, associates and joint ventures	61	70	—	(9)
Accrued interest and other expenses	458	108	—	350
Current income tax liabilities	120	2	—	118
Contract liabilities	109	5	—	105
Provisions and other current liabilities	330	125	2	207
TOTAL CURRENT LIABILITIES	2,338	647	2	1,693
TOTAL LIABILITIES	10,845	2,630	2	8,217
TOTAL EQUITY AND LIABILITIES	14,353	2,627	119	11,845

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 8, 2024